UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Churchill Downs Incorporated

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

171484-10-8

(CUSIP Number)

Eric A. Reeves

The Duchossois Group, Inc.

845 Larch Avenue

Elmhurst, Illinois 60126

(630) 279-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

(Continued on following pages)

CUSIP No. 171484-10-8

1	Name of reporting persons Richard L. Duchossois
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds Not applicable
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization U.S. Citizen
Number of shares beneficially owned by each reporting person with	7	Sole voting power 166,047
	8	Shared voting power 2,140,514 (See Item 5)
	9	Sole dispositive power 166,047
	10	Shared dispositive power 2,140,514 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 2,306,561 (See Item 5)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 13.9% (See Item 5)
14	Type of reporting person IN

CUSIP No. 171484-10-8

1	Name of reporting persons The Duchossois Group, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 363061841
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds Not applicable
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 2,003,373 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 2,003,373 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 2,003,373 (See Item 5)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 12.0% (See Item 5)
14	Type of reporting person CO

CUSIP No. 171484-10-8

1	Name of reporting persons Craig J. Duchossois
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds Not applicable
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization U.S. Citizen
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 2,140,514 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 2,140,514 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 2,140,514 (See Item 5)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 12.9% (See Item 5)
14	Type of reporting person IN

CUSIP No. 171484-10-8

1	Name of reporting persons Spring Creek Investors II LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 26-2240355
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds Not applicable
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 137,141
	8	Shared voting power 0
	9	Sole dispositive power 137,141
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 137,141 (See Item 5)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.8% (See Item 5)
14	Type of reporting person OO

Item 1 is hereby amended in its entirety to read as follows:

Item 1. Security and Issuer

This Amendment No. 5 amends the Statement on Schedule 13D, as amended (the “Schedule 13D”), originally filed with the Securities and Exchange Commission on July 3, 2000 by The Duchossois Group, Inc. (f/k/a Duchossois Industries, Inc.), an Illinois corporation (“TDG”), and Richard L. Duchossois. This Amendment No. 5 relates to shares of Common Stock, no par value per share (the “Common Stock”), of Churchill Downs Incorporated, a Kentucky corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is 700 Central Avenue, Louisville, Kentucky 40208.

The following amendments to the Schedule 13D are hereby made by this Amendment No. 5.

This Amendment No. 5 is being filed primarily to report the sale by TDG of 944,756 shares of Common Stock to the Issuer on November 19, 2015, as described more fully herein.

Item 2 is hereby amended in its entirety to read as follows:

Item 2. Identity and Background

This Amendment No. 5 is being filed by (i) The Duchossois Group, Inc., an Illinois corporation (“TDG”), (ii) Richard L. Duchossois, (iii) Craig J. Duchossois, and (iv) Spring Creek Investors II LLC, a Delaware limited liability company (“SCI”) (collectively, the “Reporting Persons”). Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a “person” for any purpose other than Section 13(d) of the Securities and Exchange Act of 1934, or that the Reporting Persons constitute a “group” for any purpose.

TDG, through its subsidiary The Chamberlain Group, Inc. (a Connecticut corporation and wholly owned subsidiary of TDG, “CGI”), engages in the manufacture of commercial and consumer access control devices and security and decorative lighting products and, through its other subsidiaries, holds various investments. The address of TDG’s principal business and principal office is 845 Larch Avenue, Elmhurst, Illinois 60126. Appendix A hereto, which is incorporated herein by this reference, sets forth the name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of the directors, managers, executive officers and control persons of TDG.

Richard L. Duchossois is principally employed as the Chairman of TDG. His business address is 845 Larch Avenue, Elmhurst, Illinois 60126. He is a citizen of the United States.

Craig J. Duchossois is principally employed as the Chief Executive Officer of TDG. His business address is 845 Larch Avenue, Elmhurst, Illinois 60126. He is a citizen of the United States.

SCI is a limited liability company established under the laws of Delaware with a principal address of 845 Larch Avenue, Elmhurst, Illinois 60126. Appendix B, which is incorporated herein by this reference, sets forth the name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of the directors, managers, executive officers and control persons of SCI.

During the last five years, none of the Reporting Persons and, to the best knowledge of each of them, none of the persons listed on Appendix A or B attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4 is hereby amended to read in its entirety as follows:

Item 4. Purpose of Transaction.

The response to Item 6 is incorporated herein by this reference.

On November 19, 2015, TDG sold to the Issuer 944,756 shares of Common Stock for aggregate consideration of $138,057,194.28 pursuant to that certain Stock Repurchase Agreement, dated November 19, 2015, between TDG and the Issuer (the “Stock Repurchase Agreement”). In connection with the Stock Repurchase Agreement, TDG and the Issuer entered into an amendment (the “Amendment”) to that certain Stockholder’s Agreement, dated September 8, 2000, between TDG and the Issuer (as so amended, the “Stockholder’s Agreement”). The Amendment provides that the term of the Stockholder’s Agreement ends for most purposes when TDG no longer holds at least 5% of the then outstanding Voting Securities (as defined in the Stockholder’s Agreement) and that, for so long as TDG holds at least 5% of the then outstanding Voting Securities, it shall have the right to nominate at least one individual to serve on the Board of Directors of the Issuer. The sale transaction was effected as part of the Duchossois family’s ongoing estate planning and to increase diversification, particularly in light of the value to which TDG’s holdings in the Issuer had grown over time.

The Stockholder’s Agreement provides that TDG may purchase, in the open market or privately negotiated transactions, up to an aggregate number of shares of Voting Securities, which, when added to the shares of Voting Securities owned by TDG and its Affiliates (as defined in the Stockholder’s Agreement), would result in TDG and its Affiliates owning no more than 31% of the then outstanding shares of Voting Securities (the “Threshold Percentage”). Furthermore, if the Issuer issues additional Voting Securities (other than pursuant to certain benefit and employee ownership plans, outstanding warrants, options and similar rights to purchase equity securities, stock distributions made to holders of Common Stock generally or a merger or acquisition of substantially all of the assets of an operating business), TDG has the right to purchase up to the number of shares of Voting Securities necessary to retain its pre-existing ownership percentage of the Issuer.

TDG is entitled under the terms of the Stockholder’s Agreement to designate a certain number of individuals to serve on the Issuer’s board of directors, subject to adjustment based on the percentage of then outstanding Voting Securities owned by TDG, although if there are no more than 16 directors, the number of designees by TDG is not to exceed four. For so long as TDG holds at least 5% of the then outstanding Voting Securities, it shall have the right to nominate at least one individual to serve on the Board of Directors of the Issuer. As of the date of this Schedule 13D, Richard L. Duchossois and Craig J. Duchossois serve as directors of the Issuer. Consistent with its investment purpose, TDG and its Affiliates may discuss the prospects and affairs of the Issuer, and the status of TDG’s investment in the Issuer at any time and from time to time, with the board of directors of the Issuer or any of the Issuer’s subsidiaries or the executive officers of the Issuer or the Issuer’s subsidiaries. TDG and its Affiliates may discuss ideas that, if effected, could result in a corporate transaction involving the Issuer, changes in the board of directors or management of the Issuer or other matters, subject, in each case, to the terms and conditions of the Stockholder’s Agreement. See Item 6.

No Reporting Person has any agreement which would be related to or would result in any of the matters described in Items 4 (a) – (j) of Schedule 13D, other than as disclosed herein. However, each Reporting Person expects its evaluation of this investment and investment alternatives to be ongoing.

No Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, although consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock up to the Threshold Percentage or dispose of any or all of its Common Stock, in each case in accordance with the terms and conditions of the Stockholder’s Agreement (as applicable), depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

The foregoing response to this Item 4 is qualified in its entirety by reference to the Stockholder’s Agreement and the Amendment, which are incorporated herein by this reference. The Stockholder’s Agreement and Amendment are Exhibits 5.1 and 5.2, respectively, hereto.

Item 5 is hereby amended to read in its entirety as follows:

Item 5.	Interest in Securities of the Issuer

The response to Item 6 is incorporated herein by this reference.

For the purposes of Rule 13d-3 as promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), TDG beneficially owns, and has shared voting and disposition power of, 2,003,373 shares of Common Stock (the “TDG Shares”) and sole voting and disposition power over zero shares of Common Stock. The TDG Shares include 3,373 shares of Common Stock beneficially owned by CGI (the “CGI Shares”). TDG is the sole stockholder of CGI. Based on a total of 16,627,820 shares of Common Stock (the “Outstanding Shares,” which reflect the shares outstanding as of September 30, 2015 adjusted to give effect to the transactions described herein ), for purposes of Rule 13d-3, TDG beneficially owns approximately 12.0% of the Outstanding Shares and CGI beneficially owns 0.0% of the Outstanding Shares.

Richard L. Duchossois beneficially owns, and has sole voting and disposition power of, 166,047 shares (or 1.0%) of the Common Stock through the RLD Revocable Trust, of which he is the sole trustee. By virtue of his position as a director and executive officer, and his ability to direct the voting and investment decisions, of TDG and SCI, Mr. Duchossois, for purposes of Rule 13d-3, may be deemed to beneficially own the TDG Shares (including the CGI Shares) and the 137,141 shares (or 0.8%) of Common Stock held by SCI (the “SCI Shares”). Mr. Duchossois shares voting and disposition power with respect to the TDG Shares (including the CGI Shares) with the persons set forth on Appendix A to this Schedule 13D and with respect to the SCI Shares with the persons set forth on Appendix B to this Schedule 13D, which are incorporated herein by this reference. The TDG Shares (including the CGI Shares) and the SCI Shares, when aggregated with the 166,047 shares of Common Stock beneficially owned by Mr. Duchossois, results in Mr. Duchossois being deemed to beneficially own 2,306,561 shares of Common Stock, or approximately 13.9% of the Outstanding Shares. Mr. Duchossois disclaims beneficial ownership of the TDG Shares (including the CGI Shares) and SCI Shares.

Craig J. Duchossois beneficially owns, and has sole voting and disposition power of, zero shares of Common Stock. By virtue of his position as a director and executive officer, and his ability to direct the voting and investment decisions, of TDG and SCI, Mr. Duchossois, for purposes of Rule 13d-3, may be deemed to beneficially own the TDG Shares (including the CGI Shares) and the SCI Shares. Mr. Duchossois shares voting and disposition power with respect to the TDG Shares (including the CGI Shares) with the persons set forth on Appendix A to this Schedule 13D and with respect to the SCI Shares with the persons set forth on Appendix B to this Schedule 13D, which are incorporated herein by this reference. The TDG Shares (including the CGI Shares) and the SCI Shares result in Mr. Duchossois being deemed to beneficially own 2,140,574 shares of Common Stock, or approximately 12.9% of the Outstanding Shares. Mr. Duchossois disclaims beneficial ownership of the TDG Shares (including the CGI Shares) and SCI Shares.

In addition, by virtue of their position as directors of the Issuer, Richard L. Duchossois and Craig J. Duchossois are entitled to defer receipt of all or part of their retainer and meeting fees in a deferred share account, pursuant to the Issuer’s 2005 Deferred Compensation Plan, until after their service on the board of directors of the Issuer has ended. This account allows each director of the Issuer, in effect, to invest his or her deferred cash compensation in Common Stock. Funds in this account are credited as hypothetical shares of Common Stock based on the market price of the stock at the time the compensation would otherwise have been earned. Hypothetical dividends are reinvested in additional shares based on the market price of the stock on the date dividends are paid. All shares in the deferred share accounts are hypothetical and are not issued or transferred until the director ends his or her service on the board of directors of the Issuer. Upon the end of service, the shares are issued or transferred to the director. As of the date of this Schedule 13D, Richard L. Duchossois had 2,553 deferred shares (the “Richard L. Duchossois Deferred Shares”) in the deferred share account and Craig J. Duchossois had 9,910 deferred shares in the deferred share account (the “Craig J. Duchossois Deferred Shares”). The Richard L. Duchossois Deferred Shares and the Craig J. Duchossois Deferred Shares are not included in the calculation of Common Stock beneficially owned by the Reporting Persons, and such deferred shares shall not be included with any additional purchases of Common Stock for purposes of determining whether or not the Reporting Persons have exceeded the Threshold Percentage. As of the date of this Schedule 13D, each of Richard L. Duchossois and Craig J.

Duchossois also beneficially owned 3,734 shares of restricted Common Stock, which are not included in the calculation of Common Stock beneficially owned by the Reporting Persons because neither has voting or dispositive power over the shares until his retirement from the Board.

On November 19, 2015, The Duchossois Group, Inc. (“TDG”) sold to the Issuer 944,756 shares of Common Stock for aggregate consideration of $138,057,194.28 in a privately negotiated transaction pursuant to that certain Stock Repurchase Agreement.

Item 6 is hereby amended to read in its entirety as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The following response to this Item 6 is qualified in its entirety by reference to the Stockholder’s Agreement and the Amendment, which are Exhibits 5.1 and 5.2 hereto, respectively, and incorporated herein by this reference.

Stockholder’s Agreement

On September 8, 2000, in connection with the consummation of the transactions contemplated by the merger agreement pursuant to which TDG acquired various shares of Common Stock (filed as Exhibit 2.1 hereto and incorporated herein by reference), the Issuer and TDG entered into the Stockholder’s Agreement. The Issuer and TDG entered into the Amendment in connection with the sale by TDG reported herein.

Purchase of Additional Common Stock and Certain Issuances

Pursuant to the Stockholder’s Agreement, TDG has agreed that, except pursuant to certain distributions made available to holders of Common Stock generally, pursuant to director stock option and similar plans, or as otherwise specifically permitted by the Stockholder’s Agreement, TDG will not, and will cause its Affiliates (as defined in the Stockholder’s Agreement) not to, acquire any Voting Securities of the Issuer. In addition, TDG has agreed not to take certain actions (such as merge with or acquire another entity) if those actions would result in the surviving corporation and its Affiliates and controlling persons beneficially owning more equity securities of the Issuer than TDG is permitted to own under the Stockholder’s Agreement immediately before taking such action.

The Stockholder’s Agreement provides that TDG may purchase, in the open market or privately negotiated transactions, up to an aggregate number of shares of Voting Securities which, when added to the shares of Voting Securities owned by TDG and its Affiliates, would result in TDG and its Affiliates owning no more than 31% of the then outstanding shares of Voting Securities. Furthermore, if the Issuer issues additional Voting Securities (other than pursuant to certain benefit and employee ownership plans, outstanding warrants, options and similar rights to purchase equity securities, stock distributions made to holders of Common Stock generally or a merger or acquisition of substantially all of the assets of an operating business), TDG has the right to purchase up to the number of shares of Voting Securities necessary to retain its pre-existing ownership percentage of the Issuer.

The Issuer has agreed not to issue Voting Securities having voting rights disproportionately greater than the equity investment in the Issuer represented by such Voting Securities.

Restriction on Transfer and Registration Rights

TDG has agreed not to make certain distributions to its shareholders if the distribution would result in a person and such person’s Affiliates and controlling persons beneficially owning 5% or more of the total outstanding equity securities of the Issuer unless such persons agree to be bound by the Stockholder’s Agreement. TDG may make transfers at any time (i) if approved by the Issuer’s board of directors, (ii) to certain of its direct or indirect equity owners or Affiliates if such person agrees to be bound by the Stockholder’s Agreement, (iii) in connection with certain mergers, consolidations and combinations if the surviving person and its Affiliates and controlling persons would not beneficially own more equity securities of the Issuer than TDG would be permitted to own immediately prior to such transaction and, if the surviving person is not TDG, the surviving person and its Affiliates agree to be bound by the Stockholder’s Agreement, (iv) in connection with certain liquidations, dissolutions or other distributions, subject to each distributee and each of its Affiliates and controlling persons not owning more than 5% of the outstanding equity securities of the Issuer or agreeing to be bound by the Stockholder’s Agreement, and (v) pursuant to certain tender or exchange offers with respect to which the Issuer does not recommend rejection. Additionally, TDG generally may pledge its securities to a financial institution in connection with a loan so long as the pledgee agrees in writing that upon transfer of the securities to the pledgee upon any foreclosure, the securities will remain, and the pledgee will become, subject to the restrictions contained in the Stockholder’s Agreement.

Subject to certain limitations, TDG may make transfers pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), or private placements.

TDG has the right to transfer its securities in an underwritten public offering under the Securities Act in accordance with the terms for registrations rights contained in the Stockholder’s Agreement. TDG has, subject to certain conditions, both demand and “piggyback” registration rights.

In most instances, prior to a sale of securities of the Issuer, TDG must offer the securities to the Issuer or the directors of the Issuer for purchase on terms similar to that under which TDG would otherwise sell the securities.

Taking of Certain Actions

During the term of the Stockholder’s Agreement, except upon the prior written invitation of the Issuer, TDG may not, directly or indirectly, through one or more intermediaries or otherwise, and will cause each of its Affiliates not to, singly or as part of a partnership, limited partnership, syndicate or other group:

(i) make, or in any way participate in, any “solicitation” of “proxies” (as such terms are defined or used in Regulation 14A under the Exchange Act) with respect to any Voting Securities (including by the execution of actions by written consent), become a

“participant” in any “election contest” (as such terms are defined or used in Regulation 14A under the Exchange Act) with respect to the Issuer or seek to advise, encourage or influence any person or entity with respect to the voting of any Voting Securities. However, TDG is not prevented from being a “participant” in support of the management of the Issuer, by reason of the membership of TDG’s designees on the Issuer’s board of directors or the inclusion of TDG’s designees on the slate of nominees for election to the board of directors proposed by the Issuer;

(ii) initiate, propose or otherwise solicit, or participate in the solicitation of, stockholders for the approval of one or more stockholder proposals with respect to the Issuer as described in Rule 14a-8 under the Exchange Act or knowingly induce any other individual or entity to initiate any stockholder proposal relating to the Issuer;

(iii) form, join or in any way participate in a “group,” act in concert with any other person or entity or otherwise take any action or actions which would cause it to be deemed a “person” (for purposes of Section 13(d) of the Exchange Act) (subject to certain exceptions), with respect to acquiring, disposing of or voting any Voting Securities of the Issuer;

(iv) participate in or encourage the formation of any group which owns or seeks or offers to acquire beneficial ownership of securities of the Issuer or rights to acquire such securities or which seeks or offers to affect control of the Issuer or for the purpose of circumventing any provision of the Stockholder’s Agreement;

(v) solicit, seek or offer to effect, negotiate with or provide any information to any party (other than any shareholder, partner, member or other equity holder, or any Affiliate, of TDG, or any beneficiary or settlor of TDG that is a trust) with respect to, make any statement or proposal, whether written or oral, either alone or in concert with others, to the board of directors of the Issuer, to any director or officer of the Issuer or to any other stockholder of the Issuer with respect to, or otherwise formulate any plan or proposal or make any public announcement, proposal, offer or filing under the Exchange Act, any similar or successor statute or otherwise, or take action to cause the Issuer to make any such filing, with respect to: (A) any form of business combination or transaction involving the Issuer or any Affiliate thereof, including, without limitation, a merger, exchange offer or liquidation of the Issuer’s assets, (B) any form of restructuring, recapitalization or similar transaction with respect to the Issuer or any Affiliate thereof, including, without limitation, a merger, exchange offer or liquidation of the Issuer’s assets, (C) any acquisition or disposition of assets material to the Issuer, (D) any request to amend, waive or terminate the provisions of the Stockholder’s Agreement or (E) any proposal or other statement inconsistent with the terms of the Stockholder’s Agreement. TDG and its Affiliates may, however, discuss the affairs and prospects of the Issuer, the status of TDG’s investment in the Issuer at any time, and from time to time, with the board of directors of the Issuer or any director or executive officer of the Issuer or any director or executive officer of any subsidiary of the Issuer and TDG, its Affiliates and any shareholder, partner, member or other equity holder of TDG, or any beneficiary or settlor of TDG that is a trust, may discuss any matter, including any of the foregoing, with or among each other, or with its outside legal and financial advisors, if as a result of any such discussions TDG is not required to make, and does not make, any public announcement or filing under the Exchange Act otherwise prohibited by this Agreement as a result thereof;

(vi) otherwise act, alone or in concert with others (including by providing financing for another party), to seek or offer to control or influence, in any manner, the management, board of directors or policies of the Issuer. TDG’s designees on the board of directors of the Issuer may, however, participate in, or otherwise seek to affect the outcome of, discussions and votes of the board of directors of the Issuer with respect to matters coming before it; or

(vii) knowingly instigate or encourage any third party to take any of the foregoing actions.

Agreement To Vote

Unless otherwise specifically permitted by the Stockholder’s Agreement, Voting Securities beneficially owned by TDG and its Affiliates are to be voted as recommended by the Issuer’s board of directors. Specific exceptions to this include certain strategic transactions initiated by the Issuer’s board of directors (for which TDG may vote its shares in its sole discretion), including (i) any disposition of the Issuer by way of merger, sale of assets or otherwise; (ii) any recapitalization of the Issuer including any leveraged buyout of the Issuer or similar going-private transaction; (iii) any liquidation or consolidation of the Issuer; (iv) any increase in the number of authorized shares of the Issuer; or (v) any transaction that could reasonably be expected to have a material adverse effect on TDG’s investment, such as an issuance of Voting Securities that would require approval by the shareholders of the Issuer pursuant to the rules of the exchange on which the Issuer’s securities are listed.

Board of Directors and Board Committees

TDG has the right to designate a certain number of individuals to serve on the Issuer’s board of directors, subject to adjustment based on the percentage of then outstanding Voting Securities owned by TDG, although if there are no more than 16 directors, the number of designees by TDG is not to exceed four. For so long as TDG holds at least 5% of the then outstanding Voting Securities, it shall have the right to nominate at least one individual to serve on the Board of Directors of the Issuer. Currently, Richard L. Duchossois and Craig J. Duchossois serve on the board of directors. Additionally, TDG can designate one individual to be appointed to the Executive Committee and the Compensation Committee.

Term

The Stockholder’s Agreement will be effective until the percentage of Voting Securities beneficially owned by TDG is less than 5%. Certain provisions of the Stockholder’s Agreement could terminate earlier in the event of certain changes of control of the Issuer or of a Sale of the Company (as defined in the Stockholder’s Agreement).

Item 7 is hereby amended to read in its entirety as follows:

Item 7. Material to be Filed As Exhibits.

*Exhibit 1	Joint Filing Agreement

Exhibit 2.1	Amended and Restated Agreement and Plan of Merger (incorporated by reference to Annex A to the Issuer’s Definitive Proxy Statement on Schedule 14A (Commission File No. 0-01469) dated August 10, 2000)

*Exhibit 2.2	Stock Repurchase Agreement dated November 19, 2015 between the Issuer and TDG.

Exhibit 3	[Reserved]

Exhibit 4	[Reserved]

Exhibit 5.1	Form of Stockholder’s Agreement (incorporated by reference to Annex C to the Issuer’s Definitive Proxy Statement on Schedule 14A (Commission File No. 0-01469) dated August 10, 2000)

*Exhibit 5.2	First Amendment to Stockholder’s Agreement dated November 19, 2015.

*	Filed herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 19, 2015	/s/ Richard L. Duchossois
Richard L. Duchossois

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 19, 2015	/s/ Craig J. Duchossois
Craig J. Duchossois

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 19, 2015	THE DUCHOSSOIS GROUP, INC.

	By:	/s/ Eric A. Reeves
		Name:	Eric A. Reeves
		Title:	Vice President and General Counsel

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 19, 2015	SPRING CREEK INVESTORS II LLC

	By:	/s/ Eric A. Reeves
		Name:	Eric A. Reeves
		Title:	Secretary

Appendix A

Directors, Officers and Control Persons of TDG

Name	Principal Occupation or Employment	Business Address	Nature of Business	Citizenship
Officers of TDG

Duchossois, Richard L.	Chairman	845 Larch Avenue, Elmhurst, Illinois 60126	TDG, through its subsidiary The Chamberlain Group, Inc., engages in the manufacture of commercial and consumer access control devices and security and decorative lighting products and, through its other subsidiaries, holds various investments	United States

Duchossois, Craig J.	Chief Executive Officer	Same as above	Same as above	United States

Flannery, Michael E.	Executive Vice President, CFO and Secretary	Same as above	Same as above	United States

Reeves, Eric A.	Vice President and General Counsel	Same as above	Same as above	United States

Connell, William J.	Vice President and Controller	Same as above	Same as above	United States

Wong, Mary	Vice President – Taxes, Assistant Treasurer and Assistant Secretary	Same as above	Same as above	United States

O’Connor, Colleen M.	Vice President and Treasurer	Same as above	Same as above	United States

Seth, Rohit K.	Vice President	Same as above	Same as above	United States

Name	Position with TDG	Principal Occupation or Employment	Business Address	Nature of Business	Citizenship
Directors of TDG

Duchossois, Richard L.	Chairman and Director	See above	See above	See above	See above

Duchossois, Craig J.	Chief Executive Officer and Director	See above	See above	See above	See above

Duchossois, Kimberly T.	Director	Chairperson	The Duchossois Family Foundation 1515 W. 22nd St., Suite 650, Oak Brook, IL 60523	The Duchossois Family Foundation is a charitable organization in Oak Brook, Illinois.	United States

Duchossois-Fortino, Dayle P.	Director	Private Investor	Same as above for TDG	Same as above for TDG	United States

Joyce, Ashley Duchossois	Director	President	The Duchossois Family Foundation 1515 W. 22nd St., Ste 650 Oak Brook, IL 60523	Same as above for The Duchossois Family Foundation	United States

Lenczuk, Tyler R.	Director	Mgr, Product Marketing, GDO -The Chamberlain Group, Inc.	Same as above for TDG	Same as above for TDG	United States

Struckmeyer, Erich	Director	Manager, Partnership – The Chamberlain Group, Inc.	Same as above for TDG	Same as above for TDG	United States

William Bush	Director	Vice Chairman & General Counsel	BDT & Company, LLC 401 North Michigan, Suite 3100 Chicago, IL 60611	Merchant banking	United States

Howard Bernick	Director	Principal	Bernick Advisory Limited 401 North Michigan Ave, Suite 1818 Chicago, IL 60611	Private Investment Advisory Company	United States

McDonald, James	Director	Private Investor	Corporate Dimensions, LLC 413 Park Barrington Drive Barrington, IL 60010	Private Investor	United States

Gresh, Philip M. Jr.	Director	Retired	845 Larch Avenue, Elmhurst, Illinois 60126	N/A	United States

Zarcone, Donna F.	Director	President and CEO	The Economic Club of Chicago 177 North State Street, Suite 404 Chicago, IL 60601	The Economic Club of Chicago fosters meaningful connections among Chicago leaders to encourage dialogue on important economic and social issues and to cultivate the next generation of civic leadership.	United States

Zeglis, John	Director	Retired	845 Larch Avenue, Elmhurst, Illinois 60126	N/A	United States

Appendix B

Directors, Officers and Control Persons of SCI

Name	Position with SCI	Principal Occupation or Employment	Business Address	Nature of Business	Citizenship
Directors of SCI

Struckmeyer, Erich	Chairman	See Appendix A	See Appendix A	See Appendix A	See Appendix A

Duchossois, Craig J.	Director	See Appendix A	See Appendix A	See Appendix A	See Appendix A

Duchossois, Kimberly T.	Director	See Appendix A	See Appendix A	See Appendix A	See Appendix A

Duchossois, Richard L.	Director	See Appendix A	See Appendix A	See Appendix A	See Appendix A

Duchossois-Fortino, Dayle P.	Director	See Appendix A	See Appendix A	See Appendix A	See Appendix A

Flannery, Michael E.	Director	See Appendix A	See Appendix A	See Appendix A	See Appendix A

Hazlewood, Whipple	Director	Senior Vice President	Cresa Partners LLC, 150 North Wacker Drive, Suite 2900, Chicago, IL 60606	Commercial real estate	United States

Lenczuk, Tyler R.	Director	See Appendix A	See Appendix A	See Appendix A	See Appendix A

Officers of SCI

Duchossois, Craig J.	Vice Chairman	See Appendix A	See Appendix A	See Appendix A	See Appendix A

Duchossois, Richard L.	Chairman	See Appendix A	See Appendix A	See Appendix A	See Appendix A

Flannery, Michael E.	President	See Appendix A	See Appendix A	See Appendix A	See Appendix A

O’Connor, Colleen M.	Treasurer	See Appendix A	See Appendix A	See Appendix A	See Appendix A

Reeves, Eric A.	Secretary	See Appendix A	See Appendix A	See Appendix A	See Appendix A